1111 Pennsylvania Avenue NW	Morgan, Lewis
Washington, DC 20004	& Bockius LLP
202.739.3000	Counselors at Law
Fax: 202.739.3001

Alexandra C. LaFrankie 202.739.5558 alafrankie@morganlewis.com
October 18, 2007

John F. Ganley, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Touchstone Strategic Trust (File No. 333-146152) (the “Trust”)

Dear Mr. Ganley:

This letter responds to our telephone conversation on October 11, 2007, during which you provided a number of comments regarding the Trust’s registration statement, filed with the Commission on September 18, 2007 on Form N-14 for the Small Cap Growth Fund (the “Fund”). Each of your comments and our response to each comment is set forth below. I note that capitalized terms in this correspondence have the same meaning as in the Form N-14.

1. Comment: In the third sentence of the second question in the section titled “Questions and Answers Relating to Proposals” you requested that the Trust clarify that while total net operating expenses of Diversified Small Cap Growth post-Reorganization will be lower, total operating expenses will actually be higher.

Response: The Trust has added the following disclosure after the third sentence:

Total annual operating expenses (before any fee waiver and expense reimbursement) for Diversified Small Cap Growth post-Reorganization will be higher for Class A, Class C and Class Y shares. However, the Advisor has contractually agreed to waive fees and reimburse expenses for each share class of Diversified Small Cap Growth until at least March 1, 2008, resulting in lower total net operating expenses post-Reorganization.

2. Comment: In the fifth question in the section titled “Questions and Answers Relating to Proposals,” you requested the Trust present the information provided in the answer portion in a clearer manner.

Response: The Trust has revised the answer to the fifth question as follows:

Set forth below is a comparison of the Total Annual Operating Expenses and Net Fund Operating Expenses for Class A, Class B, Class C and Class Y shares of Small Cap Growth and Class A, Class C and Class Y shares of Diversified Small Cap Growth as of March 31, 2007. The Net Fund Operating Expenses shown for Small Cap Growth reflect a change in Small Cap Growth’s operating expenses that took effect on January 1, 2007 and will differ from the Net Fund Operating Expenses reflected in the Fund’s Annual Report dated March 31, 2007.

The Advisor has contractually agreed to waive its fees and reimburse expenses through March 31, 2008 so that Net Fund Operating Expenses for each share Class of Small Cap Growth and Class A and Class Y shares of Diversified Growth will be as shown. The Advisor has contractually agreed to waive its fees and reimburse expenses through August 1, 2008 so that Net Fund Operating Expenses for Class C shares of Diversified Small Cap Growth will be as shown.

Class A
	Small Cap Growth	Diversified Small Cap Growth
Total Annual Fund Operating Expenses	2.41%	2.60%
Net Fund Operating Expenses	1.70%	1.40%
Class B
	Small Cap Growth	Diversified Small Cap Growth
Total Annual Fund Operating Expenses	3.19%	2.60%*
Net Fund Operating Expenses	2.45%	1.40%*
Class C
	Small Cap Growth	Diversified Small Cap Growth
Total Annual Fund Operating Expenses	3.14%	3.35%
Net Fund Operating Expenses	2.45%*	2.15%
Class Y
	Small Cap Growth	Diversified Small Cap Growth
Total Annual Fund Operating Expenses	1.66%	2.35%
Net Fund Operating Expenses	1.30%	1.15%

*Represents expense ratios for Class A shares. Holders of Class B shares of Small Cap Growth will receive Class A shares of Diversified Small Cap Growth by virtue of the Reorganization.

3. Comment: In the eighth question in the section titled “Questions and Answers Relating to Proposals,” you requested that the Trust disclose whether or not the Reorganization will result in a taxable distribution to Small Cap Growth shareholders as securities holdings of that Fund are sold to align its portfolio with that of Diversified Small Cap Growth.

Response: The Trust has added the following disclosure to the answer to the eighth question:

However, as a result of both the Reorganization and a change in Small Cap Growth’s sub-advisors prior to the Reorganization, certain of the Fund’s portfolio investments will be sold and may result in taxable capital gains distributions to shareholders.

4. Comment: You asked whether, in its consideration of the Reorganization, the Board had considered the fact that Fort Washington Investment Advisors, Inc. (“FWIA”) was being paid less under the terms of the Interim Agreement than it is paid under the current investment advisory agreement between the Trust and FWIA on behalf of Diversified Small Cap Growth.

Response: FWIA receives the same annual fee of 0.50% of each Fund’s average daily net assets under the terms of (i) the Interim Agreement, (ii) the investment advisory agreement between the Trust and FWIA on behalf of Diversified Small Cap Growth, and (iii) the proposed new agreement for the Small Cap Growth.

5. Comment: You stated that the Form N-14 requires that shareholders of Small Cap Growth, as the target fund, be sent a prospectus of Diversified Small Cap Growth, as the acquiring fund.

Response: The Trust has a combined prospectus that includes, among other series, Small Cap Growth and Diversified Small Cap Growth. Accordingly, Small Cap Growth shareholders recently received the prospectus of their Fund and Diversified Small Cap Growth which was dated August 1, 2007.

6. Comment: You requested that the Trust modify the disclosure on the second page of the cover of the Prospectus/Proxy Statement to clarify that the financial statements of the Trust are part of the Annual Report and not the SAI.

Response: The Trust has modified the disclosure as follows:

The following documents have been filed with the Commission and are hereby incorporated into this Prospectus/Proxy Statement by reference:

•	the Trust’s Prospectus dated August 1, 2007, relating to Small Cap Growth and Diversified Small Cap Growth; and
•	the Trust’s Statement of Additional Information dated August 1, 2007 relating to Small Cap Growth and Diversified Small Cap Growth; and

•
the Report of the Independent Registered Public Accounting Firm and the audited financial statements included in the Annual Report to shareholders of Small Cap Growth and Diversified Small Cap Growth for the period ended March 31, 2007; and

•	the Statement of Additional Information dated October 18, 2007 relating to this Prospectus/Proxy Statement and the Reorganization.

This means that such information is legally considered to be part of this Prospectus/Proxy Statement.

7. Comment: On page 2 of the Prospectus/Proxy Statement under the section “How will the Reorganization affect me?” the Trust states that the Reorganization will result in certain operating efficiencies. You have requested that the Trust provide more specific information regarding any such operating efficiency, including the anticipated asset size of the pro forma Diversified Small Cap Growth necessary to achieve operating efficiency and the correlating amount of such anticipated operating efficiency.

Response: The Trust has added the following disclosure:

It is anticipated that the larger, combined asset size potentially will enable the Funds to achieve better diversification which may result in improved performance. In addition, a larger asset size may enable the pro forma Diversified Small Cap Growth to experience lower total annual operating expenses as certain fixed expenses are spread across such larger asset base.

8. Comment: On page 5 of the Prospectus/Proxy Statement, you requested that the Trust modify the paragraph titled “Market Capitalization Risk” to delete references to large and medium capitalization companies.

Response: The Trust has modified the paragraph as follows:

• Small market capitalization risk. Investments primarily in small market capitalization issuers carry the risk that due to current market conditions that category may be out of favor. Investing in companies with a small market capitalization may involve more abrupt or erratic market movements than stocks of larger, more established companies.

9. Comment: On page 17 of the Prospectus/Proxy Statement under the question “What will be the primary federal tax consequences of the Reorganization?” you requested that the Trust disclose whether or not the Reorganization will result in a taxable distribution to Small Cap Growth shareholders as securities holdings of that Fund are sold to align its portfolio with that of Diversified Small Cap Growth.

Response: The Trust has added the following disclosure:

However, as a result of both the Reorganization and a change in Small Cap Growth’s sub-advisors prior to the Reorganization, certain of the Fund’s portfolio investments have or will be sold and may result in taxable capital gains distributions to shareholders.

10. Comment: On page 20 of the Prospectus/Proxy Statement, you requested that the Trust modify the bullet point regarding benefits to shareholders to qualify the statement regarding operating efficiencies.

Response: The Trust has modified the bullet point as follows:

•	the potential benefits to shareholders, including potential operating efficiencies, which may be achieved from the Reorganization;

11. Comment: On page 29 of the Prospectus/Proxy Statement you requested that the Trust modify the typeset in the heading for Proposal 2 to make it clearer to shareholders.

Response: The Trust has revised the heading.

12. Comment: On page 30 of the Prospectus/Proxy Statement under the section titled “Board Considerations in Approving the New Agreement” you requested that the Trust provide specific details regarding the information provided to the Board. In addition, you request that the Trust add disclosure to indicate that the Board also considered that the Reorganization was in the best interests of Diversified Small Cap Growth, if true.

Response: The Board did consider whether the Reorganization was in the best interests of Diversified Small Cap Growth. The Trust believes the disclosure is adequate.

13. Comment: On page 34 of the Prospectus/Proxy Statement, you requested that the Trust provide the information under the sections titled “Shareholder Information” and “Control Persons and Principal Holders of Securities.”

Response: The Trust will provide this information in a filing made pursuant to Rule 497.

14. Comment: You requested that the Trust explain the rationale for determining that Diversified Small Cap Growth is the proper accounting survivor of the two Funds.

Response: The Trust will provide this information in a separate correspondence.

* * * * *

Please do not hesitate to contact me with any questions or comments at 202.739.5558.

Sincerely,

/s/ Alexandra C. LaFrankie

Alexandra C. LaFrankie, Esq.

cc:	Greg Harris, Touchstone Advisors, Inc.
John M. Ford, Esq.